United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated October 14, 2003 along with a copy of the letter addressed to Vadodara Stock Exchange Limited (regional stock exchange).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: October 14, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

October 14, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Issue of Euro Bonds

We write with reference to our letter dated October 13, 2003 and have to inform you that inadvertently it was mentioned that the proposed Eurobond issue would be ‘unsecured subordinated fixed rate Eurobonds’ instead of issue being ‘unsecured unsubordinated fixed rate Eurobonds.’

We regret the inconvenience that may be caused.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi